September 12, 2023

Via EDGAR

Joseph Kempf and Robert Littlepage

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Re: OneMeta Inc.

Amendment No. 1 to Form 10-12G

Filed June 30, 2023

File No. 000-56565

Ladies and Gentlemen:

This correspondence responds to the letter, dated September 8, 2023, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-mentioned Registration Statement on Form 10-12G (“Form 10-12G”) filed on June 30, 2023 by OneMeta Inc. (the “Company”, “OneMeta”, “we”, “us” or “our”). We have addressed each of the comments raised by the Staff below and in Amendment No. 1 to the Registration Statement on Form 10-12G filed on August 25, 2023 (“Amendment No. 1”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 1.

Outlined below are our responses to each of the Staff’s comments:

Registration Statement on Amended Form 10-12G filed August 25, 2023

Financial Statements

Statement of Changes in Stockholders’ Equity

Note 4. Asset Acquisition, page F-4

1.	We have considered your response to comments 10 and 12 indicating the fair value of your Series B-1 Preferred Shares was determined to be equal to the $0.70798 redemption value of those shares “without consideration of the Company’s ability to redeem those shares.” It is unclear to us how a market participant would not consider your apparent inability to fund redemption of such shares. Tell us in this regard how you applied the guidance of ASC 820 in your determination of the fair value of your Series B-1 Preferred Shares at the time of each material issuance. Describe for us the valuation techniques employed and the related market participant assumptions relied upon.

OneMeta Response:

We respectfully submit that ASC 480-10-S99-3A14 controls in this situation and requires that, where an equity instrument subject to ASR 268 (like the Series B-1 Preferred Shares) that is currently redeemable (for example, at the option of the holder as for the Series B-1 Preferred Shares), that the maximum redemption amount on the balance sheet date be used for the presentation.

Furthermore, ASR 268 requires that, to the extent that there are conditions (regardless of their probability of occurrence) whereby holders of equity securities may demand cash in exchange for their securities, the sponsor must reflect the maximum possible cash obligation related to those securities outside of permanent equity.

It is our position that, based on ASC 480-10-S99-3A14, the presentation of the Series B-1 Preferred Shares has been properly reflected on the financial statements.

We hope the foregoing has been responsive to your comment. If you have any questions or comments regarding the foregoing, please contact Dane Johansen, Esq. at (801) 532-7840 or djohansen@parrbrown.com.

Very truly yours,

/s/ Rowland Day
Rowland Day
President
OneMeta Inc.

cc:	Aliya Ishmukhamedova and Matthew Crispino, Securities and Exchange Commission
Dane Johansen, Esq.